SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 9, 2023, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0968 (EUR 0.9117 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2023

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2023.

KfW Group’s total assets increased by 0.4%, or EUR 2.2 billion, from EUR 554.6 billion as of December 31, 2022 to EUR 556.9 billion as of June 30, 2023. KfW Group’s operating result before valuation and promotional activities amounted to EUR 829 million for the six months ended June 30, 2023, compared to EUR 889 million for the corresponding period in 2022. The main driver for KfW Group’s operating result before valuation and promotional activities during the six months ended June 30, 2023, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions for KfW Group’s lending business in an amount of EUR 109 million for the six months ended June 30, 2023, compared to expenses for risk provisions for lending business in an amount of EUR 52 million for the corresponding period in 2022;

•

Negative effects in an amount of EUR 26 million as market values of securities and equity investments decreased in the six months ended June 30, 2023, compared to positive effects of EUR 128 million for the corresponding period in 2022;

•

Net gains in an amount of EUR 177 million for the six months ended June 30, 2023 due to fair value changes of derivative instruments used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 142 million for the corresponding period in 2022(1); and

•

Expenses relating to promotional activities in an amount of EUR 141 million for the six months ended June 30, 2023, compared to expenses in an amount of EUR 120 million for the corresponding period in 2022.

KfW Group’s consolidated profit for the six months ended June 30, 2023 amounted to EUR 885 million, compared to a profit of EUR 949 million for the corresponding period in 2022 as a result of the factors described above.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2023, compared to the corresponding period in 2022.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Six months ended June 30,		Year-to-Year
	2023	2022	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	18,028	47,314	-62
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	23,438	39,402	-41
KfW Capital	1,357	307	>100
Export and Project Finance (KfW IPEX-Bank)	14,437	6,026	>100
KfW Entwicklungsbank	1,454	1,434	1
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	609	356	71
Financial Markets	412	331	24

Total Promotional Business Volume (1)(2)	58,668	95,139	-38

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the six months ended June 30, 2023 has been adjusted for commitments of EUR 1,067 million, compared to EUR 30 million for the corresponding period in 2022, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of SME Bank’s (Mittelstandsbank) promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 58.7 billion for the six months ended June 30, 2023, compared to EUR 95.1 billion for the corresponding period in 2022. The lower promotional business volume for the six months ended June 30, 2023 was primarily driven by a significant reduction of the volume committed under SME Bank & Private Clients business sector and the decrease in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients that was mandated by the Federal Government in 2022 following Russia’s Invasion of Ukraine.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 18.0 billion for the six months ended June 30, 2023, compared to EUR 47.3 billion for the corresponding period in 2022. This significant decrease was attributable to lower commitments in both the SME Bank as well as in the Private Clients segment due to more stringent application criteria with respect to the programs Federal Funding for Efficient Buildings (BEG), overall weaker demand for real estate financing in light of higher interest rates as well as significantly lower commitments made in the priority area of start-ups and corporate investments (Gründung & Unternehmensinvestitionen).

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 23.4 billion for the six months ended June 30, 2023, compared to EUR 39.4 billion for the corresponding period in 2022. As indicated above, the lower promotional business volume for the six months ended June 30, 2023 compared to the corresponding period in 2022, was primarily driven by the decrease in loan commitments to companies in the energy sector during this period. As previously disclosed, the first commitments in this respect were made under special mandates (Zuweisungsgeschäft) by the Federal Government against the background of rising energy prices and their impact on the stability of the relevant infrastructure in Germany following Russia’s invasion of Ukraine.

Commitments related to KfW Capital increased to EUR 1.4 billion for the six months ended June 30, 2023, compared to EUR 307 million for the corresponding period in 2022. This substantial increase is mainly due to the investments made by KfW on a fiduciary basis for the Federal Government with governmental funds into the “European Tech Champions Initiative” and the “DeepTech & Climate Fonds” under the “Future Fund” (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2023 amounted to EUR 14.4 billion, compared to EUR 6.0 billion for the corresponding period in 2022. This significant increase was due to higher commitments made by KfW IPEX-Bank in all sectors except for the sector Financial institutions, trade and commodity finance, which slightly decreased.

Commitments related to KfW Entwicklungsbank remained relatively stable at EUR 1.5 billion for the six months ended June 30, 2023, compared to EUR 1.4 billion for the corresponding period in 2022.

Commitments of DEG increased to EUR 609 million for the six months ended June 30, 2023, compared to EUR 356 million for the corresponding period in 2022.

Commitments in KfW’s Financial Markets business sector increased to EUR 412 million for the six months ended June 30, 2023, compared to EUR 331 million for the corresponding period in 2022, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2023 totaled EUR 53.7 billion, of which 65% was raised in euro, 21% in U.S. dollar and the remainder in five other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates of the Federal Government, KfW, as previously disclosed, has had access to an additional source of financing through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in the first six months of 2023 totaled EUR 6.9 billion, of which EUR 2.0 billion related to the KfW Special Program and EUR 4.9 billion related to the support of companies in the energy sector.

Capitalization and Indebtedness of KfW Group as of June 30, 2023

(EUR in millions)
Borrowings
Short-term funds	40,775
Bonds and other fixed-income securities	395,193
Other borrowings	66,178
Total borrowings	502,147
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	24,276
Fund for general banking risks	200
Revaluation reserve	-40
Total equity	37,373

Total capitalization	539,520

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2023, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2023 is not necessarily indicative of its capitalization to be recorded as of December 31, 2023.

KfW Group’s total equity as of June 30, 2023 was EUR 37,373 million, compared to EUR 36,579 million as of December 31, 2022. The increase of EUR 794 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 885 million for the six months ended June 30, 2023; and

(ii)	a decrease of EUR 91 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the six months ended June 30, 2023, KfW’s total capital ratio amounted to 27.5% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 27.5%, in each case as of June 30, 2023 (excluding the interim profit of the year to date)(2). The increase of the total capital ratio and the Tier 1 capital ratio compared to March 31, 2023, when the total capital ratio amounted to 27.2% and the Tier 1 Capital ratio amounted to 27.0%, was mainly due to a reduced total risk exposure amount as a result of rating improvements.

Other Recent Developments

Funding Volume for 2023

On July 11, 2023, KfW announced that it expects a funding volume of EUR 85 billion for the year 2023, which would be the upper end of the range of EUR 80 to 85 billion for the volume of long-term funding announced at the beginning of 2023.

Strategic Shareholdings

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2023, the Federal Government mandated KfW, pursuant to and in accordance with the original mandate of July 2018 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to contribute an amount of EUR 24 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. The amount was provided to Eurogrid GmbH on August 9, 2023. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

German LNG Terminal GmbH

In August 2022, the Federal Government mandated KfW to acquire a 50% equity participation in German LNG Terminal GmbH (“GLNG”) and to provide subsequent pro rata payments to the capital reserve of GLNG. To this end, KfW entered into a share purchase agreement and a shareholders’ agreement with Gasunie LNG Holding B.V. and GBV Zweiunddreißigste Gesellschaft für Beteiligungsverwaltung mbH, a wholly owned subsidiary of RWE AG, regarding the equity participation and subsequent pro rata payments to the capital reserve. GLNG is a project company that is developing a liquefied natural gas import facility in Brunsbüttel, Germany. The transaction was subject to, inter alia, required authorizations, including under applicable EU State aid rules. Closing of the entire transaction took place on July 31, 2023.

Deutsche Energie-Agentur GmbH

On July 10, 2023, Deutsche Energie-Agentur GmbH (“dena”) re-purchased a 26% stake in dena from KfW. As a result, KfW no longer holds a stake in dena.

(2)	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2022	-0.1	1.5
3rd quarter 2022	0.4	1.3
4th quarter 2022	-0.4	0.8
1st quarter 2023	-0.1	-0.2
2nd quarter 2023	0.0	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) remained unchanged in the second quarter of 2023 compared to the first quarter of 2023 after adjustment for price, seasonal and calendar effects. In the two previous quarters, German economic performance declined by a revised 0.1% in the first quarter of 2023 and by 0.4% in the fourth quarter of 2022, among others, due to weak household final consumption expenditure, which stabilized in the second quarter of 2023 after the weak winter half-year.

Compared to the second quarter of 2022, price-adjusted GDP in the second quarter of 2023 decreased by 0.6%. The price and calendar adjusted GDP decrease in the second quarter of 2023 was only 0.2% because there was one working day less than in the second quarter of 2022.

Source: Federal Statistical Office, Gross domestic product stagnant in 2nd quarter of 2023, press release of July 28, 2023 (https://www.destatis.de/EN/Press/2023/07/PE23_299_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2022	0.5	6.7
August 2022	0.4	7.0
September 2022	1.8	8.6
October 2022	0.7	8.8
November 2022	0.2	8.8
December 2022	-0.4	8.1
January 2023	1.0	8.7
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 6.2% in July 2023, reflecting a slight decrease compared to June 2023 (+6.4%), but still remains at a high level. In July 2023, the most important driver of inflation was the price of food. In addition, energy prices experienced a somewhat larger increase when compared to June 2023 and May 2023.

Food prices increased by 11.0% in July 2023 compared to July 2022, after experiencing a 13.7% year-on-year increase in June 2023. Higher prices were recorded for nearly all food groups, with considerable price rises being recorded for sugar, jam, honey and other confectionery (+18.9%), bread and cereals (+16.6%), vegetables (+15.7%), and fish, fish products, and seafood (+14.1%). By contrast, edible fats and oils recorded a 12.9% decrease in price when compared to the previous year.

Energy prices in July 2023 increased by 5.7% compared to July 2022, following increases of 3.0% and 2.6% in June 2023 and May 2023, respectively. The development of electricity prices was especially striking. Consumers had to pay 17.6% more for electricity in July 2023 than in July 2022. June 2023 had seen a year-on-year rise of 10.5%. The large increase in electricity prices in July 2023 is mainly due to a base effect caused by the abolishment of the EEG (Renewable Energy Sources Act) surcharge which had taken effect on July 1, 2022. The downward effect on the inflation rate ceased to apply in the reference month of July 2023. Solid fuels and natural gas, in particular, increased by 12.8% and 8.5%, respectively, in July 2023 when compared to July 2022. District heating recorded a below-average year-on-year price increase of 2.1%. By contrast, the prices of mineral oil products fell considerably by 7.8%, with the prices of heating oil, in particular, decreasing by 35.5% when compared to the previous year. Motor fuels also cost less than a year earlier (-4.9%) despite the previous year’s fuel discount. Excluding energy prices, the year-on-year inflation rate in July 2023 would have been 6.2%; excluding energy and food prices, it would have been lower at 5.5%, demonstrating the current impact of food prices on overall inflation. In June 2023, the consumer price index excluding food and energy was slightly higher at 5.8%. This means that core inflation slowed slightly in July 2023.

Prices of goods (total) increased by 7.0% from July 2022 to July 2023. The prices of non-durable consumer goods increased by 8.6%, which was driven by a pronounced increase of 10.9% in the price of food and non-aloholic beverages. The price of durable consumer goods rose by 4.5% in July 2023 compared to July 2022.

The prices of services (total) increased by 5.2% in July 2023 when compared to July 2022. Net rents exclusive of heating expenses had a dampening effect on prices, experiencing a slight increase of 2.1%, and therefore were a significant contributor to the below-average increase in service prices. In addition, while the introduction of the Germany ticket has had a slight downward effect on price developments since May 2023, an upward base effect temporarily entered into play from June 2023 due to the availability of the 9-euro ticket in the period from June to August 2022. Therefore, short-distance rail tickets cost much more in July 2023 than in July 2022 (+64.6%) despite the introduction of the Germany ticket (June 2023: +65.2%, May 2023: +0.6%). In addition, considerable price increases were recorded for several other services, with maintenance and repair of dwellings increasing by 12.8%, services of social facilities by 11.6% and restaurant services by 7.7%.

Compared with June 2023, the consumer price index rose by 0.3% in July 2023. Price increases were recorded in particular for package holidays (+11.2%) and transport services (+5.0%). Food prices dropped slightly compared with the previous month (-0.3%), with a particular decline registered for the prices of fish, fish products and seafood (-2.2%) and vegetables (-1.7%). A similar decrease was observed in the prices of energy (total) (-0.1%). Electricity prices decreased slightly from the previous month (-0.5%). In contrast to the year-on-year comparison, the month-on-month inflation rate for electricity is not affected by the abolishment of the EEG surcharge as of July 2022 because the EEG surcharge has not been included in the rate since July 2022.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +6.2% in July 2023, press release of August 8, 2023 (https://www.destatis.de/EN/Press/2023/08/PE23_311_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2022	2.9	3.0
July 2022	3.4	3.0
August 2022	3.1	3.1
September 2022	2.9	3.1
October 2022	3.0	3.1
November 2022	3.0	3.1
December 2022	2.9	3.0
January 2023	3.1	3.0
February 2023	3.0	3.0
March 2023	2.9	3.0
April 2023	3.2	3.0
May 2023	2.9	3.0
June 2023	3.1	3.0

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2022, the number of employed persons in June 2023 increased by approximately 305,000 or 0.7%. Compared to May 2023, the seasonally adjusted number of employed persons in June 2023 decreased slightly by approximately 1,000 or 0.0%.

In June 2023, the number of unemployed persons increased by approximately 119,000 or 9.5% compared to June 2022. Adjusted for seasonal and irregular effects, the number of unemployed persons in June 2023 stood at 1.33 million, reflecting an increase of 0.1% compared to May 2023.

Sources: Federal Statistical Office, Employment unchanged in June 2023 compared with previous month, press release of August 1, 2023 (https://www.destatis.de/EN/Press/2023/08/PE23_303_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-May 2023	January-May 2022
Goods	87.4	50.8
Services	-15.7	0.2
Primary income	54.2	48.9
Secondary income	-24.7	-25.3

Current account	101.2	74.6

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of July 13, 2023 (https://www.bundesbank.de/resource/blob/912906/6e0a52e10c6d72638ee57328fef3d782/mL/2023-07-13-zahlungsbilanz-anlage-data.pdf).

Other Recent Developments

Monetary Policy

On July 27, 2023, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 25 basis points to 4.25% (main refinancing operations), 4.50% (marginal lending facility) and 3.75% (deposit facility) with effect from August 2, 2023, following its decision in June 2023 to raise the three key ECB interest rates by 25 basis points. The Governing Council stressed that although inflation continues to decline, it is still expected to remain too high for too long and it was therefore determined to ensure that inflation returns to its 2% medium-term target in a timely manner. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

The Governing Council of the ECB also announced that the Asset Purchase Program portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council also stated that it intends to reinvest the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (“PEPP”) until at least the end of 2024 and that the future roll-off of the PEPP will be managed to avoid interference with the appropriate monetary policy stance.

Sources: European Central Bank, Monetary policy decisions, press release of July 27, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230727~da80cfcf24.en.html); European Central Bank, Monetary policy decisions, press release of June 15, 2023 (https://www.ecb.europa.eu/press/pr/date/2023/html/ecb.mp230615~d34cddb4c6.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ RITA GEYERMANN
	Name:	Rita Geyermann
	Title:	First Vice President

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 10, 2023